UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
OCTOBER 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Broadridge Financial Solutions, Inc.

File No. 1-33220 - CF#25604

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Broadridge Financial Solutions, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on August 12, 2010 and amended on October 27, 2010.

Based on representations by Broadridge Financial Solutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22 to Form 10-K	through November 2, 2019
Exhibit 10.23 to Form 10-K/A	through November 2, 2019
Exhibit 10.24 to Form 10-K	through March 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel